SECUR 06009971 SION

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Capital Strategies. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25231 Paseo De Alicia #110
(No. and Street)

Laguna Hills, CA 92653
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyne Tsai (949)830-4885, Ext: 20
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

5500 Trabuco Road - Suite #150, Irvine, CA 92620
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 31 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carolyne Tsai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Capital Strategies, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carolyne Tsai (575-52468), Quest Capital Strategies DB (575-13219)
Carolyne Tsai (IRA) (575-10273)
Carolyne Tsai (575-41499)

Signature

Financial Officer
Title

BRYAN W. DAVENPORT
Commission # 1483145
Notary Public - California
Orange County
My Comm. Expires Apr 13, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUEST CAPITAL STRATEGIES, INC.
Financial Statements and
Supplementary Information
for the Year Ended
December 31, 2005
and
Independent Auditors' Report on
Internal Control
for the Year Ended
December 31, 2005

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

Independent Auditors' Report

Board of Directors
Quest Capital Strategies, Inc.

We have audited the accompanying statement of financial condition of Quest Capital Strategies, Inc., a California corporation (the Firm) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Capital Strategies, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 20, 2006

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

QUEST CAPITAL STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:		
Cash	$	749,939
Commissions receivable		165,130
Prepaid expenses		6,943
Securities owned (Note 4):		
Marketable securities		4,506
Total securities owned		4,506
Total current assets		926,518
Property and equipment, net of accumulated depreciation (Notes 2 and 3)		31,128
Deposits		105,692
Total assets	$	1,063,338
Current liabilities:		
Accounts payable and accrued expenses	$	98,983
Commissions payable		85,648
License fees payable		48,159
Income tax payable		8,000
Total current liabilities		240,790
Commitments and contingencies (Note 6)		-
Stockholders' equity:		
Common stock, no par value, 116.14 shares authorized, 100 shares issued and outstanding		10,000
Retained earnings		812,548
Total stockholders' equity		822,548
Total liabilities and stockholders' equity	$	1,063,338

See independent auditors' report and accompanying notes

QUEST CAPITAL STRATEGIES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	4,009,705
Annual fees		683,163
Investment advisory		264,142
Interest and dividends		15,775
Other income		135,752
Realized gain on securities		1,431
Unrealized gain on securities		724
Total revenues		5,110,692
Expenses:		
Commission expense		2,422,795
Trading overhead		62,047
Advertising and promotion		34,103
Legal and professional		26,678
License and fees expense		47,043
Depreciation expense		9,390
Rent		48,751
Other expenses		550,979
Arbitration expense		1,475
Interest expense		2,074
Salaries		575,240
Payroll taxes		56,063
Payroll related expenses		14,275
Total expenses		3,850,917
Net income before provision for income taxes		1,259,775
Provision for income taxes (Note 2)		19,027
Net income	$	1,240,748

QUEST CAPITAL STRATEGIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock			
	Shares	**Amount**	**Retained Earnings**	**Total Stockholders' Equity**
Balance at December 31, 2004	100	$ 10,000	$ 771,800	$ 781,800
Stockholder's distribution	-	-	(1,200,000)	(1,200,000)
Net income	-	-	1,240,748	1,240,748
Balance at December 31, 2005	100	$ 10,000	$ 812,548	$ 822,548

QUEST CAPITAL STRATEGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 1,240,748
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	9,390
Realized gain on marketable securities, net	(1,431)
Unrealized gain on marketable securities, net	(724)
(Increase) decrease in operating assets:	
Commissions receivable	39,381
Prepaid expense	3,665
Deposit	324
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	20,568
Commissions payable	(20,597)
License fees payable	(77,123)
Income tax payable	(620)
Total adjustments	(27,167)
Net cash provided by operating activities	1,213,581
Cash flows from investing activities:	
Sale of marketable securities	2,161
Purchase of property and equipment	(17,677)
Net cash used in investing activities	(15,516)
Cash flows from financing activities:	
Stockholder's distributions	(1,200,000)
Net cash used in financing activities	(1,200,000)
Decrease in cash	(1,935)
Cash at beginning of the year	751,874
Cash at end of the year	$ 749,939
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 9,116

1. BUSINESS DESCRIPTION

Quest Capital Strategies, Inc., (the Firm) is primarily engaged in the business of securities brokerage.

The Firm operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently 5 to 7 years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Income Taxes

The Firm is an S-Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. California tax of $19,029 was recorded for the year ended December 31, 2005.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at December 31, 2005:

Property and equipment	$	164,384
Less: accumulated depreciation		(133,256)
	$	31,128

Depreciation expense charged to operations was $9,390 for the year ended December 31, 2005.

4. SECURITIES OWNED

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities:			
Marketable equity securities	$ 724	$ -	$ 4,506

Realized gains and losses are determined on the basis of actual results on investments. During 2005, sales proceeds and gross realized loss on marketable securities were:

Sale proceeds	$	2,161
Gross realized gain	$	1,431

5. NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Firm had net capital of $764,833 that was $748,771 in excess of its required net capital of $16,062. The Firm's percentage of aggregate indebtedness to net capital at December 31, 2005 was .31 to 1.

6. COMMITMENTS AND CONTINGENCIES

Leases

The Firm entered into a 60 month operating lease for its office facilities commencing in August 2004 and which expires in July 2009. Minimum future rental payments under this operating lease for each of the next four years are as follows:

For the year ended December 31:		
2006	$	63,664
2007		65,321
2008		66,288
2009		38,668
	$	233,941

Rental expense for the year ended December 31, 2005 was $48,751.

7. OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Firm's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Firm and is responsible for execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risks exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Firm. The Firm seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

8. RETIREMENT PLANS

Profit Sharing Plan

The Firm sponsors a defined contribution Plan. Contributions to the Plan paid and accrued were $29,624 for 2005.

Pension Plan

The following amounts relate to the Firm's defined benefit pension plan for the year ended December 31, 2005:

Pension benefit obligation at year end	$	63,675
Fair value of plan assets at year end		44,515
Excess of benefit obligation over plan assets	$	(19,160)
Accrued benefit cost	$	25,176
Discount rate on the benefit obligation		6.0%
Rate of expected return on plan assets		7.5%
Rate of employee compensation increase		0.0%
Pension expense	$	31,937
Firm contributions	$	31,937
Benefits paid	$	-

Supplementary Information

QUEST CAPITAL STRATEGIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net capital:		
Total stockholders' equity		$ 822,548
Total stockholders' equity qualified for net capital		822,548
Deductions:		
Non-allowable assets:		
Commissions receivable	$ 33	
Other receivable	2,425	
Prepaid expense	6,467	
Property and equipment, net	31,128	
Deposit	5,524	45,577
Tentative net capital		776,971
Haircuts		
Money market account	12,048	
Marketable securities	90	12,138
Net capital		$ 764,833
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable		$ 98,983
Commissions payable		85,648
License fees payable		48,159
Income tax payable		8,000
Total aggregate indebtedness		$ 240,790
Computation of basic net capital requirement:		
Minimum net capital required		$ 16,062
Excess net capital		$ 748,771
Ratio: Aggregate indebtedness to capital		.31 to 1
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2005):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 764,833
Net capital per above		$ 764,833

QUEST CAPITAL STRATEGIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Not applicable.

QUEST CAPITAL STRATEGIES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Not applicable.

QUEST CAPITAL STRATEGIES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2005

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Quest Capital Strategies, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quest Capital Strategies, Inc. (the Firm), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 20, 2006